UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 11, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS 254, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2280160
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On October 11, 2023, Masterworks Gallery, LLC, as sole member of Masterworks 254, LLC (the “Company”) and the Board of Managers of the Company, entered into a Second Amended and Restated Limited Liability Company Operating Agreement of the Company, which amends and replaces that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated June 2, 2023 to change the entity that issues management fee shares and eliminate the vesting provisions relating to management fee shares. A copy of the form of the Second Amended and Restated Limited Liability Company Operating Agreement of the Company is attached to this Form 1-U as Exhibit 2.1.

In addition, the Company has made minor changes to the Form of Management Services Agreement previously filed as Exhibit 6.1 to the Company’s Offering Statement on Form 1-A consistent with the events described above. A copy of the revised Form of Management Services Agreement is attached to this Form 1-U as Exhibit 6.1.

In addition, with respect to any shares issued by Masterworks Cayman, SPC, the Company has attached the Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC and Form of Designation of SPC Ordinary Shares and SPC Preferred Shares to this Form 1-U as Exhibit 6.2 and Exhibit 6.3, respectively.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Form of Second Amended and Restated Operating Agreement.

6.1	Form of Management Services Agreement.

6.2	Amended and Restated Memorandum and Articles of Association of Masterworks Cayman, SPC.

6.3	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 254, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: October 11, 2023